.
Exhibit 99.2
First Quarter Report – 2016
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended March 31
	Note	2016	2015
Revenues	4	$944	$1,017
Mine operating costs
Production costs	5, 10	(528)	(620)
Depreciation and depletion	4, 10, 11(e)	(271)	(322)
		(799)	(942)
Earnings from mine operations		145	75
Exploration and evaluation costs	11(b)	(10)	(14)
Share of net earnings of associates and joint venture	12	36	35
Corporate administration	5(a), 14	(57)	(55)
Restructuring costs	6	(23)	—
Earnings from operations, associates and joint venture	4	91	41
Gain (loss) on derivatives, net	13(b)	1	(42)
Finance costs		(34)	(27)
Other (expenses) income, net		(18)	18
Earnings (loss) from continuing operations before taxes		40	(10)
Income tax recovery (expense)	7	40	(129)
Net earnings (loss) from continuing operations		80	(139)
Net earnings from discontinued operation	3	—	52
Net earnings (loss)		$80	$(87)
Net earnings (loss) per share from continuing operations
Basic	8	$0.10	$(0.17)
Diluted	8	0.10	(0.17)
Net earnings (loss) per share
Basic	8	$0.10	$(0.11)
Diluted	8	0.10	(0.11)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  1

First Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of United States dollars – Unaudited)

		Three Months Ended March 31
	Note	2016	2015
Net earnings (loss)		$80	$(87)
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net earnings (loss):
Unrealized gains on available-for-sale securities		19	1
Reclassification adjustment for impairment losses on available-for-sale securities recognized in net loss		—	3
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss)		(4)	(1)
Reclassification of cumulative unrealized gains on shares of Probe Mines Ltd. ("Probe") on acquisition	4(e)	—	(3)
		15	—
Items that will not be reclassified to net earnings (loss):
Remeasurements on defined benefit pension plans		—	(2)
Total other comprehensive income (loss), net of tax		15	(2)
Total comprehensive income (loss)		$95	$(89)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  2

First Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended March 31
	Note	2016	2015
Operating activities
Net earnings (loss) from continuing operations		$80	$(139)
Adjustments for:
Dividends from associates		—	3
Reclamation expenditures		(8)	(14)
Items not affecting cash:
Depreciation and depletion	4, 10, 11(e)	271	322
Share of net earnings of associates and joint venture	12	(36)	(35)
Share-based compensation	14	26	15
Unrealized (gains) losses on derivatives, net	13(b)	(2)	26
Revision of estimates and accretion of reclamation and closure cost obligations		7	28
Deferred income tax (recovery) expense	7	(74)	75
Other		1	(10)
Change in working capital	9	(206)	(220)
Net cash provided by operating activities of continuing operations		59	51
Net cash provided by operating activities of discontinued operation	3	—	7
Investing activities
Acquisition of mining interest, net of cash acquired	4(e)	—	(39)
Expenditures on mining interests	4(d), 11(c)	(173)	(393)
Interest paid	11(c)	(9)	(30)
Purchases of money market investments and available-for-sale securities, net	9	—	(1)
Other		(3)	—
Net cash used in investing activities of continuing operations		(185)	(463)
Net cash provided by investing activities of discontinued operation	3, 9	—	100
Financing activities
Debt repayments		(2)	(3)
Credit facility drawdown, net	13(d)(i)	250	300
Finance lease payments		(1)	—
Dividends paid to shareholders	8(b)	(51)	(122)
Common shares issued		2	13
Other		1	—
Net cash provided by financing activities of continuing operations		199	188
Effect of exchange rate changes on cash and cash equivalents		2	—
Increase (decrease) in cash and cash equivalents		75	(117)
Cash and cash equivalents, beginning of the period		326	482
Cash and cash equivalents, end of the period	9	$401	$365
Supplemental cash flow information (note 9)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At March 31 2016	At December 31 2015
Assets
Current assets
Cash and cash equivalents	9	$401	$326
Money market investments		57	57
Accounts receivable		519	346
Inventories	10	447	469
Income taxes receivable		36	67
Other		60	66
		1,520	1,331
Mining interests
Owned by subsidiaries	11	17,550	17,630
Investments in associates and joint venture	12	1,882	1,839
		19,432	19,469
Investments in securities		73	51
Deferred income taxes		39	50
Inventories	10	243	255
Other		199	272
Total assets	4	$21,506	$21,428
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$560	$680
Debt		208	212
Income taxes payable		56	104
Other		51	53
		875	1,049
Deferred income taxes		3,665	3,749
Debt		2,727	2,476
Provisions		801	775
Finance lease obligations		266	267
Income taxes payable		158	161
Other		99	103
Total liabilities	4	8,591	8,580
Shareholders' equity
Common shares, stock options and restricted share units		17,627	17,604
Accumulated other comprehensive income (loss)		9	(6)
Deficit		(4,721)	(4,750)
	4	12,915	12,848
Total liabilities and shareholders' equity		$21,506	$21,428
Commitments and contingency (notes 13(d)(i) and 15)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  4

First Quarter Report – 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive income (loss)	Deficit	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2016	830,337	$17,276	$328	$(6)	$(4,750)	$12,848	$—	$12,848
Total comprehensive income
Net earnings	—	—	—	—	80	80	—	80
Other comprehensive income	—	—	—	15	—	15	—	15
	—	—	—	15	80	95	—	95
Stock options exercised and restricted share units issued and vested	1,887	45	(43)	—	—	2	—	2
Share-based compensation (note 14(a))	—	—	21	—	—	21	—	21
Dividends (note 8(b))	—	—	—	—	(51)	(51)	—	(51)
At March 31, 2016	832,224	$17,321	$306	$9	$(4,721)	$12,915	$—	$12,915

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive loss	Deficit	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2015	813,585	$16,941	$320	$(5)	$(296)	$16,960	$215	$17,175
Total comprehensive loss
Net loss	—	—	—	—	(87)	(87)	—	(87)
Other comprehensive loss	—	—	—	(2)	—	(2)	—	(2)
	—	—	—	(2)	(87)	(89)	—	(89)
Shares, options and warrants issued pursuant to the acquisition of Probe (note 4(e))	13,264	250	20	—	—	270	—	270
Stock options and warrants exercised and restricted share units issued and vested	2,553	60	(47)	—	—	13	—	13
Share-based compensation (note 14(a))	—	—	11	—	—	11	—	11
Dividends (note 8(b))	—	—	—	—	(122)	(122)	—	(122)
At March 31, 2015	829,402	$17,251	$304	$(7)	$(505)	$17,043	$215	$17,258
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP    |  5

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2016

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer focused on responsible mining practices, with safe production throughout the Americas from a portfolio of long-lived high quality assets, positioning the Company to deliver long-term value. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper.
At March 31, 2016, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine, Musselwhite and Éléonore mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic. In addition, the Company had a significant project, Project Corridor (50% interest), in Chile.
The Wharf gold mine ("Wharf") in the United States was disposed of on February 20, 2015 and its results have been presented as discontinued operation for the three months ended March 31, 2015 (note 3).

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2015, except for the following:
The Company has adopted the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.
The Company’s interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References to C$ are to Canadian dollars.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016, the Company applied the critical judgements and estimates disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2015.

GOLDCORP    |  6

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

3.	DISCONTINUED OPERATION
The components of net earnings from discontinued operation included in these unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 relating to Wharf, which was disposed of on February 20, 2015, are as follows:

2015
Revenues	$19
Production costs	(15)
Earnings from mine operation	4
Other expenses	(1)
Earnings from discontinued operation before taxes	3
Income tax expense	—
Earnings from discontinued operation	3
Net gain on disposition of discontinued operation	49
Net earnings from discontinued operation	$52
Net earnings per share from discontinued operation
Basic	$0.06
Diluted	0.06

Gain on disposition	$73
Income tax expense on disposition	(24)
Net gain on disposition	$49

4.	SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company’s 100% interests in the Cochenour and Borden projects in Canada and the Camino Rojo project in Mexico are included in the Red Lake, Porcupine and Peñasquito reportable operating segments, respectively.
Effective January 1, 2016, the Company's CODM reviews the results of its mines and associate that have short mine lives and are headed for closure together as one operating segment. Accordingly, the Company has grouped Los Filos and Marlin into one operating segment, Other mines, and presented its 37.5% interest in Alumbrera as the Other associate operating segment. The segment information for the three months ended March 31, 2015 has been restated to reflect the Company's reportable operating segments for the three months ended March 31, 2016.
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters.

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First Quarter Report – 2016
(In millions of United States dollars, except where noted)

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)		Expenditures on mining interests (d)
	Three Months Ended March 31
	2016	2015	2016	2015	2016	2015	2016	2015
Red Lake	$99	$131	$31	$34	$19	$42	$31	$54
Porcupine (e)	89	66	18	11	23	10	16	16
Musselwhite	78	68	15	13	31	13	5	9
Éléonore	83	—	36	—	(9)	—	21	116
Peñasquito	264	364	57	77	35	58	62	45
Cerro Negro	174	234	67	104	38	(7)	25	104
Pueblo Viejo (f)	139	177	13	36	81	69	9	13
El Morro (g)	—	—	—	—	—	—	—	5
Project Corridor (f)(g)	—	—	—	—	—	—	2	—
Wharf (h)	—	19	—	—	—	3	—	1
Other mines (i)	157	154	39	78	8	(25)	7	34
Other associate (f)	73	57	7	9	1	—	—	1
Other (j)	—	—	8	5	(90)	(73)	3	10
Attributable segment total	1,156	1,270	291	367	137	90	181	408
Excluding attributable amounts from associates and joint venture (f)	(212)	(234)	(20)	(45)	(46)	(46)	(8)	(14)
Excluding discontinued operation (h)	—	(19)	—	—	—	(3)	—	(1)
Consolidated total for continuing operations	$944	$1,017	$271	$322	$91	$41	$173	$393

	At March 31, 2016
	Assets	Liabilities	Net Assets
Red Lake	$2,551	$322	$2,229
Porcupine (e)	975	291	684
Musselwhite	689	148	541
Éléonore	2,828	397	2,431
Peñasquito	8,020	2,900	5,120
Cerro Negro	3,699	1,003	2,696
Pueblo Viejo (f)	1,006	—	1,006
Project Corridor (f)(g)	876	—	876
Other mines (i)	695	214	481
Other (j)	167	3,316	(3,149)
Total	$21,506	$8,591	$12,915

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First Quarter Report – 2016
(In millions of United States dollars, except where noted)

	At December 31, 2015
	Assets	Liabilities	Net Assets
Red Lake	$2,538	$371	$2,167
Porcupine (e)	969	295	674
Musselwhite	672	165	507
Éléonore	2,842	435	2,407
Peñasquito	7,918	2,988	4,930
Cerro Negro	3,694	994	2,700
Pueblo Viejo (f)	967	—	967
Project Corridor (f)(g)	872	—	872
Other mines (i)	734	232	502
Other (j)	222	3,100	(2,878)
Total	$21,428	$8,580	$12,848

(a)
The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from the Company's associates and joint venture) for the three months ended March 31 were derived from the following:

Three Months Ended March 31	2016	2015
Gold	$789	$794
Silver	97	146
Zinc	42	55
Lead	16	21
Copper	—	1
	$944	$1,017
The Company's reportable operating segments (including the Company's associates and joint venture) principally derived their revenues from gold sales with the exception of the following operating segments:

Three Months Ended March 31		Peñasquito	Cerro Negro	Pueblo Viejo	Other mines	Other associate
Gold	2016	$152	$155	$134	$133	$37
	2015	$210	$194	$169	$125	$24
Silver	2016	54	19	5	24	—
	2015	77	40	8	29	1
Zinc	2016	42	—	—	—	—
	2015	55	—	—	—	—
Lead	2016	16	—	—	—	—
	2015	21	—	—	—	—
Copper	2016	—	—	—	—	35
	2015	1	—	—	—	31
Molybdenum	2016	—	—	—	—	1
	2015	—	—	—	—	1
Total	2016	$264	$174	$139	$157	$73
	2015	$364	$234	$177	$154	$57

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the three months ended March 31, 2016, intersegment purchases included $139 million of ounces purchased from Pueblo Viejo (2015 – $177 million) and revenues related to the sale of these ounces to external third parties were $139 million (2015 – $177 million).

GOLDCORP    |  9

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

(c)
A reconciliation of attributable segment total earnings from operations, associates and joint venture to the Company's earnings (loss) from continuing operations before taxes per the Condensed Interim Consolidated Statements of Earnings (Loss) is as follows:

Three Months Ended March 31	2016	2015
Attributable segment total earnings from operations, associates and joint venture	$137	$90
Adjustment to account for Pueblo Viejo, Project Corridor and Alumbrera on an equity method basis	(46)	(46)
Excluding earnings from discontinued operation	—	(3)
Gain (loss) on derivatives, net (i)	1	(42)
Finance costs (i)	(34)	(27)
Other (expenses) income, net (i)	(18)	18
Earnings (loss) from continuing operations before taxes	$40	$(10)

(i)
Arose from corporate activities that would primarily be allocated to the Other segment except for $6 million of finance costs incurred during the three months ended March 31, 2016 which would be allocated to the Peñasquito segment (2015 – $20 million which would be allocated to the Cerro Negro segment). In addition, during the three months ended March 31, 2016, the Company recognized a net foreign exchange loss of $33 million (2015 – net gain of $15 million) which would be primarily allocated to the Peñasquito and Cerro Negro segments (2015 – Peñasquito segment).

(d)
Segmented expenditures on mining interests are presented on a cash basis. The amounts include deposits on mining interests and exclude reclamation expenditures and interest paid relating to capitalized borrowing costs.

(e)
The Borden project included in the Porcupine reportable operating segment was acquired on March 13, 2015 in connection with the acquisition of 100% of the outstanding shares of Probe, excluding the 19.7% interest already held by the Company.

(f)
The attributable segment information relating to Pueblo Viejo, Project Corridor and Alumbrera, as reviewed by the CODM, is based on the Company's proportionate share of profits and expenditures on mining interests. However, as required by IFRS, the Company's investments in Pueblo Viejo, Project Corridor and Alumbrera are accounted for in these unaudited condensed interim consolidated financial statements using the equity method (note 12). Alumbrera is presented as the Other associate operating segment.

(g)
On November 24, 2015, the Company acquired New Gold Inc.'s 30% interest in the El Morro project, increasing the Company's interest to 100%. In conjunction with the acquisition, the Company and Teck Resources Ltd. ("Teck") entered into a joint venture agreement whereby their respective 100% interests in the El Morro and Relincho deposits were combined into a single project (Project Corridor) in exchange for a 50% interest in the Project Corridor joint venture. On November 24, 2015, the carrying amount of the El Morro project was derecognized and the Company's 50% interest in Project Corridor was recognized using the equity method (note 12).

(h)
The Company completed the sale of Wharf on February 20, 2015. The results of Wharf up to the date of disposition have been presented in these unaudited condensed interim consolidated financial statements as a discontinued operation (note 3).

(i)	The operating results, assets and liabilities of Los Filos and Marlin are included in the Other mines operating segment.

(j)
Included in the results of the Company for the three months ended March 31, 2016 was $23 million in restructuring costs (note 6). Included in the results of the Company for the three months ended March 31, 2015 was the Company's share of net earnings of Tahoe Resources Inc. ("Tahoe") in the amount of $12 million (note 12). The Company disposed of its 25.9% interest in Tahoe, which was accounted for using the equity method, on June 30, 2015. The Other segment assets include corporate assets, the Company's closed and inactive mines and certain exploration properties in Mexico. The Other segment liabilities include the Company's $1.0 billion notes, $1.5 billion notes and revolving credit facility, asset retirement obligations at the Company's closed and inactive mines and certain income taxes payable.

GOLDCORP    |  10

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

5.	PRODUCTION COSTS

Three Months Ended March 31	2016	2015
Raw materials and consumables	$213	$235
Salaries and employee benefits (a)	143	131
Contractors	107	102
Royalties	17	24
Revision in estimates and liabilities incurred on reclamation and closure cost obligations	1	22
Change in inventories	9	53
Write down of inventories to net realizable value (note 10(b))	4	5
Other	34	48
	$528	$620

(a)
Salaries and employee benefits exclude $17 million of salaries and employee benefits included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss) for the three months ended March 31, 2016 (2015 – $20 million).

6.	RESTRUCTURING COSTS
During the three months ended March 31, 2016, the Company recorded $23 million (2015 – $nil) in restructuring costs. The restructuring costs relate to severance costs associated with involuntary and voluntary workforce reduction initiatives to improve efficiencies at mine sites and corporate offices and the impact of the closure of the Dome mine, scheduled to close in mid-2016. At March 31, 2016, included in accrued liabilities was $12 million of restructuring costs (December 31, 2015 – $nil).

7.	INCOME TAXES

Three Months Ended March 31	2016	2015
Current income tax expense	$34	$54
Deferred income tax (recovery) expense	(74)	75
Income tax (recovery) expense	$(40)	$129
The income tax recovery rate for the three months ended March 31, 2016 was negative 100% (2015 – negative 1,290%). After adjusting for the impacts of foreign exchange on translation of deferred income assets and liabilities, non-deductible share-based compensation expense, tax losses and assets that were not tax effected, tax deductible foreign exchange losses in Peso denomination on US dollar debt in Argentina, a one-time non-deductible land settlement payment in Mexico in 2015, and non-taxable income from associates, the effective tax rate for the three months ended March 31, 2016 was 44% (2015 – negative 18%).

8.	PER SHARE INFORMATION

(a)	Net earnings (loss) per share
Net earnings (loss) per share from continuing operations and net earnings (loss) per share for the three months ended March 31 were calculated based on the following:

Three Months Ended March 31	2016	2015
Basic and diluted net earnings (loss) from continuing operations	$80	$(139)
Basic and diluted net earnings (loss)	$80	$(87)

GOLDCORP    |  11

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

The weighted average number of shares used in the calculation of net earnings (loss) per share from continuing operations and net earnings (loss) per share for the three months ended March 31 were based on the following:

	Three Months Ended March 31
(in millions)	2016	2015
Basic weighted average number of shares outstanding	831	817
Effect of dilutive equity instruments:
Stock options and restricted share units	4	—
Diluted weighted average number of shares outstanding	835	817
The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted net earnings (loss) per share from continuing operations and diluted net earnings (loss) per share for the three months ended March 31 because they were anti-dilutive were as follows:

	Three Months Ended March 31
(in millions)	2016	2015
Stock options	12	17
Restricted share units	—	4
Total	12	21

(b)	Dividends declared
During the three months ended March 31, 2016, the Company declared and paid to its shareholders dividends of $0.06 per share for dividends of $51 million (2015 – $0.15 per share for dividends of $122 million).
On February 25, 2016, the Company announced a quarterly dividend of $0.02 per share, effective April 1, 2016, with the first payment in June 2016. The Company also announced that it adopted a Dividend Reinvestment Plan ("DRIP") which allows shareholders the opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company. The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at a 3% discount to the average market price calculated at the time of dividend payment. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP.

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	At March 31 2016	At December 31 2015
Cash and cash equivalents are comprised of:
Cash (i)	$335	$290
Short-term money market investments	66	36
	$401	$326

(i)	Included in cash at March 31, 2016 and December 31, 2015 was $23 million designated to pay outstanding amounts payable relating to the Project Corridor transaction (note 4(g)).

GOLDCORP    |  12

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

Three Months Ended March 31	2016	2015
Change in working capital
Accounts receivable	$(153)	$(154)
Inventories	8	46
Accounts payable and accrued liabilities	(60)	(86)
Income taxes receivable and payable	(24)	(20)
Other	23	(6)
	$(206)	$(220)

Three Months Ended March 31	2016	2015
Operating activities include the following cash received (paid):
Interest received	$31	$37
Interest paid	(20)	(17)
Income taxes refunded	—	3
Income taxes paid	(66)	(76)
Investing activities of continuing operations include the following cash received (paid):
Purchases of money market investments	$(12)	$—
Proceeds from maturity of money market investments	12	7
Purchases of available-for-sale securities	—	(9)
Proceeds from sale of available-for-sale securities	—	1
Net purchases of money market investments and available-for-sale securities	$—	$(1)
Investing activities of discontinued operation:
Proceeds on disposition of Wharf, net of transaction costs (notes 3 and 4(h))	$—	$101
Expenditures on mining interest	—	(1)
	$—	$100

10.	INVENTORIES

	At March 31 2016	At December 31 2015
Supplies	$285	$281
Finished goods	79	90
Work-in-process	40	51
Heap leach ore	250	260
Stockpiled ore	36	42
	690	724
Less: non-current heap leach and stockpiled ore	(243)	(255)
	$447	$469

(a)
The costs of inventories recognized as expense for the three months ended March 31, 2016 amounted to $766 million (2015 – $862 million), $497 million (2015 – $547 million) and $269 million (2015 – $315 million) of which were included in production costs and depreciation and depletion in the Condensed Interim Consolidated Statements of Earnings (Loss), respectively.

(b)
During the three months ended March 31, 2016, the Company recorded a write down of inventories of $6 million primarily relating to Peñasquito stockpiled ore and excess current period costs at Éléonore (2015 – $6 million relating to Los Filos heap leach ore). Of the total write down, $4 million (2015 – $5 million) was recognized as production costs and $2 million (2015 – $1 million) was recognized as depreciation and depletion in the Condensed Interim Consolidated Statements of Earnings (Loss).

GOLDCORP    |  13

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

11.	MINING INTERESTS – OWNED BY SUBSIDIARIES

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Total
Cost
At January 1, 2016	$11,964	$4,346	$7,991	$6,733	$31,034
Expenditures on mining interests (a)(b)(c)	81	27	—	27	135
Transfers and other movements (d)	360	193	(531)	8	30
At March 31, 2016	12,405	4,566	7,460	6,768	31,199
Accumulated depreciation and depletion and impairment
At January 1, 2016	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Depreciation and depletion (e)	(142)	—	—	(106)	(248)
Transfers and other movements (d)	—	—	—	3	3
At March 31, 2016	(5,750)	(2,510)	(2,263)	(3,126)	(13,649)
Carrying amount – At March 31, 2016	$6,655	$2,056	$5,197	$3,642	$17,550

Cost
At January 1, 2015	$8,213	$8,471	$7,963	$6,290	$30,937
Acquisition of mining interests (note 4(e))	—	—	340	—	340
Formation of a joint venture (note 4(g))	—	(1,384)	(112)	(5)	(1,501)
Expenditures on mining interests (a)(b)(c)	488	226	5	504	1,223
Transfers and other movements (d)	3,263	(2,967)	(205)	(56)	35
At December 31, 2015	11,964	4,346	7,991	6,733	31,034
Accumulated depreciation and depletion and impairment
At January 1, 2015	(3,437)	(1,191)	(1,773)	(2,078)	(8,479)
Depreciation and depletion	(1,005)	—	—	(509)	(1,514)
Impairment charges	(1,165)	(1,319)	(490)	(536)	(3,510)
Transfers and other movements (d)	(1)	—	—	100	99
At December 31, 2015	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Carrying amount – At December 31, 2015	$6,356	$1,836	$5,728	$3,710	$17,630

GOLDCORP    |  14

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	At March 31 2016	At December 31 2015
Red Lake (a)	$791	$595	$494	$400	$2,280	$2,273
Porcupine (note 4(e))	460	86	222	124	892	898
Musselwhite	211	24	64	195	494	503
Éléonore (a)	1,264	491	—	947	2,702	2,714
Peñasquito (a)	2,346	755	3,463	1,034	7,598	7,607
Cerro Negro	1,436	83	931	812	3,262	3,287
Other mines (h)	147	—	10	36	193	220
Corporate and Other (i)	—	22	13	94	129	128
	$6,655	$2,056	$5,197	$3,642	$17,550	$17,630

(a)	Includes capitalized borrowing costs incurred during the three months ended March 31 as follows:

Three Months Ended March 31	2016	2015
Cochenour	$5	$3
Éléonore	—	17
Camino Rojo	—	2
El Morro	—	5
	$5	$27
During the three months ended March 31, 2016, the Company's borrowings eligible for capitalization included its $1.0 billion notes, $1.5 billion notes and $3.0 billion revolving credit facility, and certain financing arrangements held by Cerro Negro (2015 – $1.0 billion notes, $1.5 billion notes, $2.0 billion revolving credit facility and certain financing arrangements held by Cerro Negro) and were accounted for as general borrowings.
Capitalization of borrowing costs to the carrying amount of the Éléonore mining interest ceased following achievement of commercial production on April 1, 2015.
During the three months ended March 31, 2015, the Company capitalized $5 million in borrowing costs to the carrying amount of the El Morro project. Capitalization of borrowing costs ceased on derecognition of the carrying amount of the El Morro project on November 24, 2015, as a result of the Company's contribution of El Morro to the Project Corridor joint venture (note 4(g)).
A reconciliation of total eligible borrowing costs incurred to the amount recognized as an expense in the Condensed Interim Consolidated Statements of Earnings (Loss) is as follows:

Three Months Ended March 31	2016	2015
Total borrowing costs incurred	$24	$27
Less: amounts capitalized to mining interests	(5)	(27)
Total borrowing costs included in finance costs in the Condensed Interim Consolidated Statements of Earnings (Loss)	$19	$—
Weighted average rate used in capitalization of borrowing costs during the period	3.59%	3.81%

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First Quarter Report – 2016
(In millions of United States dollars, except where noted)

(b)	Exploration and evaluation costs incurred by the Company during the three months ended March 31 were as follows:

Three Months Ended March 31	2016	2015
Total exploration and evaluation expenditures	$24	$35
Less: amounts capitalized to mining interests	(14)	(21)
Total exploration and evaluation costs recognized in the Condensed Interim Consolidated Statements of Earnings (Loss)	$10	$14

(c)
Expenditures on mining interests include finance lease additions and capitalized borrowing costs (note 11(a)) and deposits on mining interests, are net of investment tax credits and exclude capitalized reclamation and closure costs. The following is a reconciliation of capitalized expenditures on mining interests to expenditures on mining interests in the Condensed Interim Consolidated Statements of Cash Flows:

Three Months Ended March 31	2016	2015
Capitalized expenditures on mining interests
Owned by subsidiaries	$135	$264
Investments in associates and joint venture (note 12)	3	—
	$138	$264
Amounts per Condensed Interim Consolidated Statements of Cash Flows
Expenditures on mining interests	$173	$393
Interest paid	9	30
Decrease in accrued expenditures	(44)	(159)
	$138	$264

(d)
Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, capitalized reclamation and closure costs, capitalized depreciation, dispositions of mining interests and the reclassification of non-depletable to depletable mining properties following achievement of commercial production.

(e)
A reconciliation of depreciation and depletion during the three months ended March 31 to depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings (Loss) is as follows:

Three Months Ended March 31	2016	2015
Total depreciation and depletion	$248	$385
Less: amounts capitalized to development projects	(3)	(14)
Movement in amounts allocated to ending inventories	26	(49)
Total depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings (Loss)	$271	$322

(f)
At March 31, 2016, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $279 million (December 31, 2015 – $284 million).

(g)	At March 31, 2016, finance leases included in the carrying amount of plant and equipment amounted to $353 million (December 31, 2015 – $362 million).

(h)	Other mines owned by subsidiaries at March 31, 2016 and December 31, 2015 include Los Filos and Marlin.

(i)	Included in corporate and other at March 31, 2016 and December 31, 2015 was $22 million relating to Cerro Blanco.

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First Quarter Report – 2016
(In millions of United States dollars, except where noted)

12.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURE
At March 31, 2016, the Company had a 40% interest in Pueblo Viejo, a 50% interest in Project Corridor (note 4(g)) and a 37.5% interest in Alumbrera. These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.
The following table summarizes the change in the carrying amount of the Company's investments in associates and joint venture:

	Pueblo Viejo (a)(b)	Project Corridor	Other (c)	Total
At January 1, 2016	$967	$872	$—	$1,839
Company’s share of net earnings of associates and joint venture	35	1	—	36
Capital investment	—	3	—	3
Other	4	—	—	4
At March 31, 2016	$1,006	$876	$—	$1,882
At January 1, 2015	$1,624	$—	$463	$2,087
Dividends received	—	—	(7)	(7)
Return of capital investment	(112)	—	—	(112)
Company’s share of net earnings (loss) of associates and joint venture	53	—	(54)	(1)
Gain on dilution of ownership interest	—	—	99	99
Disposition of investment in associate	—	—	(469)	(469)
Acquisition through formation of a joint venture (note 4(g))	—	870	—	870
Capital investment	—	2	—	2
Impairment of investments in associates	(610)	—	(32)	(642)
Other	12	—	—	12
At December 31, 2015	$967	$872	$—	$1,839

(a)
During the three months ended March 31, 2016, total repayments of $98 million (2015 – $115 million) were made by Pueblo Viejo on its project financing (Goldcorp's share – $39 million (2015 – $46 million)). At March 31, 2016, the outstanding balance of the project financing was $579 million (December 31, 2015 – $677 million) (Goldcorp's share – $232 million (December 31, 2015 – $271 million)).

(b)
At March 31, 2016, the carrying amount of the Company's share of shareholder loans to Pueblo Viejo was $545 million (December 31, 2015 – $545 million), which is included in the Company's investments in associates and being accreted to the face value over the term of the loans. Included in other current and non-current assets of the Company was a total of $51 million (December 31, 2015 – $75 million) in interest receivable.

(c)
The Company's investments in other associates are comprised of its interests in Alumbrera and Tahoe, which was disposed of on June 30, 2015 (note 4(j)). At December 31, 2015, the Company recognized an impairment of its investment in Alumbrera and the carrying amount of its interest was reduced to zero. As at January 1, 2016, the Company has discontinued recognizing its share of losses of Alumbrera and did not recognize its share of losses of Alumbrera for the three months ended March 31, 2016. Additional losses in the future will be provided for to the extent the Company has incurred legal or constructive obligations or made payments on behalf of Alumbrera. Any future earnings of Alumbrera will be recognized by the Company only after the Company's share of future earnings equals its share of losses not recognized.

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First Quarter Report – 2016
(In millions of United States dollars, except where noted)

13.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities by categories

At March 31, 2016	Loans and receivables	Available-for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$—	$401	$—	$401
Money market investments	57	—	—	—	57
Accounts receivable arising from sales of metal concentrates	—	—	176	—	176
Investments in securities	—	73	—	—	73
Derivative assets	—	—	1	—	1
Other current and non-current financial assets	71	—	—	—	71
Total financial assets	$128	$73	$578	$—	$779
Financial liabilities
Debt	$—	$—	$—	$(2,935)	$(2,935)
Accounts payable and accrued liabilities	—	—	—	(531)	(531)
Derivative liabilities	—	—	(2)	—	(2)
Other current and non-current financial liabilities	—	—	—	(14)	(14)
Total financial liabilities	$—	$—	$(2)	$(3,480)	$(3,482)
At December 31, 2015
Financial assets
Cash and cash equivalents	$—	$—	$326	$—	$326
Money market investments	57	—	—	—	57
Accounts receivable arising from sales of metal concentrates	—	—	49	—	49
Investments in securities	—	51	—	—	51
Derivative assets	—	—	1	—	1
Other current and non-current financial assets	81	—	—	—	81
Total financial assets	$138	$51	$376	$—	$565
Financial liabilities
Debt	$—	$—	$—	$(2,688)	$(2,688)
Accounts payable and accrued liabilities	—	—	—	(680)	(680)
Derivative liabilities	—	—	(4)	—	(4)
Other current and non-current financial liabilities	—	—	—	(12)	(12)
Total financial liabilities	$—	$—	$(4)	$(3,380)	$(3,384)

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First Quarter Report – 2016
(In millions of United States dollars, except where noted)

(b)	Net gain (loss) on derivatives
The net gain (loss) on derivatives for the three months ended March 31 were comprised of the following:

Three Months Ended March 31	2016	2015
Realized losses
Foreign currency, heating oil, lead, and zinc contracts	$(1)	$(16)
Unrealized gains that reversed during the three months ended March 31
Foreign currency, heating oil, lead, and zinc contracts	3	33
Unrealized gains at March 31
Other	1	—
Unrealized losses at March 31
Foreign currency, heating oil, lead, and zinc contracts	(2)	(59)
Total unrealized gains (losses), net	$2	$(26)
	$1	$(42)

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities measured at fair value on the Condensed Interim Consolidated Balance Sheets
The levels of the fair value hierarchy within which the Company’s financial assets and liabilities that are measured at fair value on the Condensed Interim Consolidated Balance Sheets on a recurring basis are categorized were as follows:

	At March 31, 2016		At December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$401	$—	$326	$—
Accounts receivable arising from sales of metal concentrates	—	176	—	49
Investments in securities	63	10	43	8
Non-current derivative assets (1)	—	1	—	1
Current derivative liabilities (1)	—	(2)	—	(4)

(1)	Included in other non-current assets and other current liabilities, respectively, on the Condensed Interim Consolidated Balance Sheets.
At March 31, 2016, there were no financial assets or liabilities measured at fair value on the Condensed Interim Consolidated Balance Sheet on a non-recurring basis.
There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the three months ended March 31, 2016. At March 31, 2016, there were no financial assets or liabilities measured at fair value on the Condensed Interim Consolidated Balance Sheet that would be categorized within Level 3 of the fair value hierarchy.

(ii)	Valuation methodologies used in the measurement of fair value for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.
Derivative assets and liabilities:
At March 31, 2016, the Company's derivative assets and liabilities were comprised of investments in warrants and foreign currency option contracts, respectively. The fair values of the warrants and foreign currency option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

GOLDCORP    |  19

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

(iii)	Fair values of financial assets and liabilities not already measured at fair value on the Condensed Interim Consolidated Balance Sheets
At March 31, 2016, the fair values of the Company's notes, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (3)	Fair value
$1.0 billion notes (1)	1	Closing price	$1,003	$980
$1.5 billion notes (2)	1	Closing price	$1,490	$1,480

(1)	Comprised of $550 million, due June 2021, and $450 million, due June 2044.

(2)	Comprised of $500 million, due March 2018, and $1 billion, due March 2023.

(3)	Includes accrued interest payable.

At March 31, 2016, the carrying amounts of the Company's money market investments, other current financial assets, accounts payable and accrued liabilities, current debt held by Cerro Negro and other current financial liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(d)	Financial instruments and related risks
The Company manages its exposures to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Financial Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2015. There were no significant changes to the Company's exposures to those risks or to the Company's management of its exposures during the three months ended March 31, 2016, except as noted below.

(i)	Liquidity risk
During the three months ended March 31, 2016, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $59 million (2015 – $51 million). At March 31, 2016, Goldcorp held cash and cash equivalents of $401 million (December 31, 2015 – $326 million), money market investments of $57 million (December 31, 2015 – $57 million), and had working capital of $645 million (December 31, 2015 – $282 million), which the Company defines as current assets less current liabilities.
During the three months ended March 31, 2016, the Company utilized its revolving credit facility and made a net draw down of $250 million (2015 – $300 million). At March 31, 2016, the balance outstanding on the revolving credit facility was $250 million (December 31, 2015 – $nil) and included in non-current debt on the Condensed Interim Consolidated Balance Sheets, with $2.75 billion available for the Company's use (December 31, 2015 – $3.0 billion).
At March 31, 2016, the Company had letters of credit outstanding in the amount of $616 million (December 31, 2015 – $580 million) of which $306 million (December 31, 2015 – $275 million) represents guarantees for reclamation obligations and $211 million (December 31, 2015 – $211 million) represents guarantees for certain of the Company's Argentine debt. The Company's capital commitments for the next twelve months amounted to $74 million at March 31, 2016.

(ii)	Market risk
Currency risk
During the three months ended March 31, 2016, the Company recognized a net foreign exchange loss of $33 million (excluding the foreign exchange loss relating to taxes) (2015 – gain of $15 million). Based on the Company’s net foreign currency exposures (other than those relating to taxes) at March 31, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $10 million decrease or increase in the Company’s net earnings, respectively.
During the three months ended March 31, 2016, the Company recognized a net foreign exchange loss of $15 million in income tax expense on income taxes receivable/(payable) and deferred income taxes (2015 – $131 million). Based on the Company’s net foreign currency exposures relating to taxes at March 31, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $208 million decrease or increase in the Company's net earnings, respectively.

GOLDCORP    |  20

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

14.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options and restricted share units ("RSUs")
For the three months ended March 31, 2016, total share-based compensation relating to stock options and RSUs was $21 million (2015 – $11 million). Of the total amount, $19 million (2015 – $10 million) and $2 million (2015 – $nil) were included in corporate administration and restructuring costs (note 6), respectively, in the Condensed Interim Consolidated Statements of Earnings (Loss), and $nil (2015 – $1 million) was capitalized to development projects with a corresponding credit to shareholders’ equity.
Stock options
The following table summarizes the changes in stock options for the three months ended March 31:

	Number of Options (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2016	14,775	$34.53
Granted (1)	3,087	20.27
Exercised (2)	(206)	11.93
Forfeited/expired	(3,454)	46.72
At March 31, 2016 – outstanding	14,202	$28.80
At March 31, 2016 – exercisable	7,825	$32.46
At January 1, 2015	16,379	$39.09
Granted (1)	4,371	27.15
Issued in connection with the acquisition of Probe (note 4(e))	1,446	10.77
Exercised (2)	(835)	12.56
Forfeited/expired	(810)	40.44
At March 31, 2015 – outstanding	20,551	$35.58
At March 31, 2015 – exercisable	13,143	$39.48

(1)
Stock options granted during the three months ended March 31, 2016 vest over 3 years (2015 – 3 years), are exercisable at C$20.27 ($15.24) per option (2015 – C$27.15 ($21.66)), expire in 2023 (2015 – in 2022) and had a total fair value of $15 million (2015 – $19 million) at the date of grant.

(2)	The weighted average share price at the date stock options were exercised was C$20.15 (2015 – C$24.41).
The weighted average fair value of stock options granted during the three months ended March 31, 2016 of C$6.55 ($4.89) per option (2015 – C$5.56 ($4.46)) was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	2016	2015
Expected life	3.3 years	3.2 years
Expected volatility	45.3%	39.9%
Expected dividend yield	0.8%	2.9%
Risk-free interest rate	0.5%	0.5%
Weighted average share price	C$ 20.88	C$ 26.08
The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company estimated a forfeiture rate of 12.6% for the options granted during the three months ended March 31, 2016 (2015 – 10.0%).

GOLDCORP    |  21

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

RSUs
The Company issued 2.5 million RSUs during the three months ended March 31, 2016, of which 155,995 vested immediately, 150,670 vest over 2 years, with the remaining vesting over 3 years (2015 – 2.3 million which vest over 3 years). The grant date fair value was C$20.88 ($15.59) per RSU (2015 – C$26.08 ($20.94)) with a total fair value of $38 million (2015 – $48 million) based on the market value of the underlying shares at the date of issuance. The Company estimated a forfeiture rate of 16.7% for the RSUs granted during the three months ended March 31, 2016 (2015 – 9.9%).
At March 31, 2016, there were 4.1 million RSUs outstanding (December 31, 2015 – 3.4 million).

(b)	Other compensation
The Company has other share-based compensation plans in place which include a Performance Share Unit ("PSU") Plan, Phantom Restricted Unit ("PRU") Plan and Employee Share Purchase Plan.
During the three months ended March 31, 2016, the Company issued 523,688 PSUs (2015 – 531,749) and 680,236 PRUs (2015 – 823,568), which vest over 3 years (2015 – 3 years), with a total fair value of $16 million (2015 – $27 million) at the date of issuance. The Company estimated a forfeiture rate of 8.1% and 26.04% for the PSUs and PRUs, respectively, granted during the three months ended March 31, 2016 (2015 – 4.9% and 9.1%, respectively).
Total share-based compensation expense relating to the PSU and PRU Plans for the three months ended March 31, 2016 and included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss) was $5 million (2015 – $5 million).
During the three months ended March 31, 2016, the Company also recorded compensation expense of $1 million (2015 – $1 million) relating to its Employee Share Purchase Plan which was included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss).

15.	CONTINGENCY
Issued in 2013, Law 3318 created a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax was levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which accepted jurisdiction of the matter. The Company paid the required tax installments under protest for the years ended December 31, 2015, 2014 and 2013. On December 31, 2015, Law 3318 was abrogated. The Company and the Province have entered into a settlement agreement and once it has been approved by the National Supreme Court of Argentina, the claim will be withdrawn.

GOLDCORP    |  22

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	CST Trust Company
1066 West Hastings Street, Suite 1600
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
MEXICO OFFICE
Deloitte LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec
11000 Mexico, D.F.	INVESTOR RELATIONS
Tel: 52 (55) 5201-9600
Lynette Gould
GUATEMALA OFFICE	Toll free: (800) 567-6223
Email: info@goldcorp.com
5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601	REGULATORY FILINGS
Guatemala City
Guatemala, 01014	The Company’s filings with the Ontario Securities Commission
Tel: (502) 2329-2600	can be accessed on SEDAR at www.sedar.com.

ARGENTINA OFFICE	The Company’s filings with the US Securities and
Exchange Commission can be accessed on EDGAR
Avda. Leandro N. Alem 855, Piso 27	at www.sec.gov.
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

GOLDCORP    |  23